Exhibit 99.1

                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
                NET INCOME FOR FOURTH QUARTER AND FULL YEAR 2003
                       OF $10.2 MILLION AND $43.1 MILLION

                  Diluted earnings per share of $0.23 and $0.95
               for the fourth quarter and full year, respectively

29 January 2004
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $10.2 million, or $0.23 per share (diluted) and $0.23 per share (basic), for the fourth quarter ended 31 December 2003. This compares with net income in the fourth quarter of the prior year of $9.4 million or $0.21 per share (diluted) and $0.22 per share (basic).

Fourth Quarter 2003 Highlights

For the fourth quarter of 2003 there were 45,390,736 common shares outstanding on a weighted average diluted basis compared to 44,919,967 common shares outstanding for the fourth quarter of 2002 on the same weighted average diluted basis.

Net income for the quarter ended 31 December 2003 of $10.2 million, adjusted for the add-back of $1.8 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $12.0 million, or $0.26 per share (diluted). In the same quarter of the prior year, cash earnings were $11.3 million (net income of $9.4 million adjusted for the add-back of $1.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.25 per share (diluted).

Assets under management at quarter-end were approximately $8.6 billion, reflecting an increase of approximately 7.5% from the end of the prior quarter and an increase of approximately 11.7% from $7.7 billion reported at 31 December 2002.


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

Full Year Results

For the full year ended 31 December 2003, net income was down 22.3% to $43.1 million, or $0.95 per share (diluted) and $0.97 per share (basic), on revenues of $118.8 million. Net income in 2002 was $55.5 million, or $1.21 per share (diluted) and $1.27 (basic), on revenues of $137.3 million.

Cash earnings for 2003 were $50.4 million (net income of $43.1 million adjusted for the add-back of $7.3 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.11 per share (diluted), versus $63.0 million (net income of $55.5 million adjusted for the add-back of $7.5 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.37 per share (diluted).

For the full year 2003, there were 45,197,965 common shares outstanding on a weighted average diluted basis compared to 46,013,372 common shares outstanding for the same period in 2002 on the same weighted average diluted basis.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the fourth quarter of 2003 was 10.0% pre-fee and 9.8% post-fee. For the full year ended 31 December 2003, performance in the Composite was 19.8% pre-fee and 18.6% post-fee. This compares favorably with performance in the Composite for the full year 2002 of -14.4% pre-fee and -15.6% post-fee.

W.P. Stewart's five-year performance record in the Composite for the period ended 31 December 2003 averaged 1.3% pre-fee (0.1% post-fee), compounded annually, compared to an average of - 0.6% for the S&P 500 in the same period.

Assets Under Management

Assets under management (AUM) at year-end were approximately $8.6 billion, compared with slightly more than $8 billion at 30 September 2003 and approximately $7.7 billion at 31 December 2002.


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

Total net flows of AUM for the quarter ended 31 December 2003 were approximately -$187 million, compared with net flows of approximately +$52 million in the comparable quarter of 2002.

Total net flows for the full year 2003 were approximately -$336 million, compared with approximately +$25 million for 2002.

In the fourth quarter of 2003, net cash flows from existing accounts were approximately -$43 million compared with inflows of approximately +$34 million, in the fourth quarter of 2002. Net cash flows of existing accounts were approximately -$48 million and approximately +$49 million for the years ended 31 December 2003 and 2002, respectively.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately -$144 million for the quarter compared to approximately +$18 million, for the same quarter of the prior year. Net new flows were approximately -$288 million and approximately -$24 million for the years ended 31 December 2003 and 2002, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 29-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.


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

Revenues and Profitability

Revenues were $29.3 million for the quarter ended 31 December 2003, up 1.1% from $29.0 million, for the same quarter of 2002. Revenues for the years ended 31 December 2003 and 2002 were $118.8 million and $137.3 million, respectively.

The average gross management fee was 1.21% for the quarter ended 31 December 2003 and 1.22% for the year ended 31 December 2003, compared to 1.22% and 1.23 % in the comparable periods of the prior year.

Total operating expenses decreased 9.2% to $16.9 million, for the fourth quarter 2003, from $18.6 million in the same quarter of the prior year. Total operating expenses were $69.7 million and $75.4 million for the years ended 31 December 2003 and 2002, respectively.

Employee compensation was 24.8% of adjusted operating profit for the full year. This was above our target range of 22-24% and reflects lower than expected revenues, primarily because of lower commission income, and management's decision to not further reduce employee compensation.

Pre-tax income of $12.4 million was 42.3% of gross revenues for the quarter ended 31 December 2003 compared to $10.4 million or 35.8% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $49.1 million (41.3% of gross revenues) for the year ended 31 December 2003 and $61.8 million (45.0% of gross revenues) for the year ended 31 December 2002.

The Company's provision for taxes for the quarter ended 31 December 2003 was $2.2 million versus $1.0 million in the comparable quarter of the prior year, and was $6.0 million and $6.4 million for the years ended 31 December 2003 and 2002, respectively. The effective tax rate for 2003 was 12.2 %, compared to 10.3% for the year ended 2002. The increase in the effective tax rate was primarily due to the substantial decline in commission income and an increase in our U.S. effectively connected business income.


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

Other Events

The Company paid a dividend of $0.30 per common share on 31 October 2003 and will pay a dividend of $0.30 per common share on 30 January 2004 to shareholders of record as of 15 January 2004.

Conference Call

In conjunction with this fourth quarter and full year 2003 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 29 January 2004. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 10:00 a.m. (EST). Those who are interested in participating in the teleconference should dial 1-1-800-867-2186 (within the United States) or + 785-832-1508 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live Internet broadcast of the conference, simply log on to the following Internet address:
http://www.firstcallevents.com/service/ajwz395876868gf12.html.

The teleconference will be available for replay from Thursday, 29 January 2004 at 12:00 noon (EST) through Friday, 30 January 2004 at 5:00 p.m. (EST). To access the replay, please dial 1-888-566-0148 (within the United States) or + 402-220-9184 (outside the United States). The Internet broadcast will be accessible for replay through Thursday, 5 February 2004 on the Company's website at www.wpstewart.com .

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com or call W.P. Stewart Investor Relations (Fred M. Ryan) at


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

1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO @wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                       ###


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

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                           For the Three Months Ended                       % Change From
                                                -------------------------------------------------    ------------------------------
                                                 Dec. 31, 2003    Sept. 30, 2003    Dec. 31, 2002    Sept. 30, 2003   Dec. 31, 2002
                                                --------------   ---------------   --------------    --------------   -------------
   Revenue:
     Fees                                       $   24,064,692   $    24,327,761   $   22,439,693             -1.08%           7.24%
     Commissions                                     4,935,532         4,613,917        5,792,012              6.97%         -14.79%
     Interest and other                                328,407           710,096          792,026            -53.75%         -58.54%
                                                --------------   ---------------   --------------    --------------   -------------

                                                    29,328,631        29,651,774       29,023,731             -1.09%           1.05%
                                                --------------   ---------------   --------------    --------------   -------------

   Expenses:
     Employee compensation and benefits (1)          5,372,710         5,224,556        7,002,492              2.84%         -23.27%
     Fees paid out                                   1,540,182         1,517,274        1,520,950              1.51%           1.26%
     Commissions, clearance and trading              1,066,542         1,064,392        1,280,086              0.20%         -16.68%
     Research and  administration                    3,646,302         3,513,126        3,548,317              3.79%           2.76%
     Marketing (1)                                   1,297,621         1,070,342        1,210,647             21.23%           7.18%
     Depreciation and amortization                   2,001,262         2,007,883        2,063,729             -0.33%          -3.03%
     Other operating (1)                             1,988,878         1,811,782        2,000,742              9.77%          -0.59%
                                                --------------   ---------------   --------------    --------------   -------------
                                                    16,913,497        16,209,355       18,626,963              4.34%          -9.20%
                                                --------------   ---------------   --------------    --------------   -------------

   Income before taxes                              12,415,134        13,442,419       10,396,768             -7.64%          19.41%

   Provision for taxes                               2,187,437         1,487,104        1,045,062             47.09%         109.31%
                                                --------------   ---------------   --------------    --------------   -------------

   Net income                                   $   10,227,697   $    11,955,315   $    9,351,706            -14.45%           9.37%
                                                ==============   ===============   ==============    ==============   =============

   Earnings per share:

   Basic earnings per share                     $         0.23   $          0.27   $         0.22            -14.81%           4.55%
                                                ==============   ===============   ==============    ==============   =============

   Diluted earnings per share                   $         0.23   $          0.26   $         0.21            -11.54%           9.52%
                                                ==============   ===============   ==============    ==============   =============

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                             For the Year Ended December 31,
                                                   ----------------------------------------------------
                                                       2003                2002                  %
                                                   ------------        ------------        ------------
   Revenue:
     Fees                                          $ 94,062,338        $105,418,778             -10.77%
     Commissions                                     22,461,350          28,293,063             -20.61%
     Interest and other                               2,278,783           3,569,988             -36.17%
                                                   ------------        ------------        -----------

                                                    118,802,471         137,281,829             -13.46%
                                                   ------------        ------------        -----------

   Expenses:
     Employee compensation and benefits (1)          22,941,582          26,336,544             -12.89%
     Fees paid out                                    6,058,705           7,250,443             -16.44%
     Commissions, clearance and trading               4,810,992           5,919,022             -18.72%
     Research and  administration                    14,429,008          14,358,071               0.49%
     Marketing (1)                                    4,709,203           5,166,360              -8.85%
     Depreciation and amortization                    7,933,277           8,048,637              -1.43%
     Other operating                                  8,861,154           8,370,546               5.86%
                                                   ------------        ------------        -----------
                                                     69,743,921          75,449,623              -7.56%
                                                   ------------        ------------        -----------

   Income before taxes                               49,058,550          61,832,206             -20.66%

   Provision for taxes                                5,983,267           6,381,199              -6.24%
                                                   ------------        ------------        -----------

   Net income                                      $ 43,075,283        $ 55,451,007             -22.32%
                                                   ============        ============        ===========

   Earnings per share:

   Basic earnings per share                        $       0.97        $       1.27             -23.62%
                                                   ============        ============        ===========

   Diluted earnings per share                      $       0.95        $       1.21             -21.49%
                                                   ============        ============        ===========

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                                 (in millions)
                                                                                 -------------

                                                           For the Three Months Ended                     For the Year Ended
                                                ------------------------------------------------     ------------------------------
                                                Dec. 31, 2003    Sept. 30, 2003    Dec. 31, 2002     Dec. 31, 2003    Dec. 31, 2002
                                                -------------    --------------    -------------     -------------    -------------
      Existing Accounts:
        Contributions                            $        185      $       256      $        246      $       844      $       932
        Withdrawals                                      (228)            (274)             (212)            (892)            (883)
                                                 ------------      -----------      ------------      -----------      -----------
      Net Flows of Existing Accounts                      (43)             (18)               34              (48)              49
                                                 ------------      -----------      ------------      -----------      -----------
      Publicly Available Funds:
        Contributions                                      32               51                71              171              401
        Withdrawals                                       (54)             (32)              (47)            (167)            (242)
      Direct Accounts Opened                               85               70                76              326              289
      Direct Accounts Closed                             (207)             (55)              (82)            (618)            (472)
                                                 ------------      -----------      ------------      -----------      -----------
      Net New Flows                                      (144)              34                18             (288)             (24)
                                                 ------------      -----------      ------------      -----------      -----------

      Net Flows of Assets Under Management       $       (187)     $        16      $         52      $      (336)     $        25
                                                 ============      ===========      ============      ===========      ===========

* The table above sets forth the total net flows of assets under management for the three months ended December 31, 2003, September 30, 2003 and December 31, 2002, respectively, and for the year ended December 31, 2003 and 2002, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.